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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Xponential, Inc.
(Name of Issuer)
Common
(Title of Class of Securities)
98415T 10 9
(CUSIP Number)
Margaret E. Holland
Holland, Johns, Schwartz & Penny, L.L.P.
306 West Seventh Street, Suite 500
Fort Worth, TX 76102
(817) 335-1050
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 2, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAMES OF REPORTING PERSONS: Jeffrey A. Cummer

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.

	7	SOLE VOTING POWER:

NUMBER OF		123,887

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		192,782

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		123,887

WITH	10	SHARED DISPOSITIVE POWER:

		192,782

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	316,669

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.67%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

1	NAMES OF REPORTING PERSONS: Dwayne A. Moyers

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.

	7	SOLE VOTING POWER:

NUMBER OF		656,091

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		192,782

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		656,091

WITH	10	SHARED DISPOSITIVE POWER:

		192,782

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	848,873

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	27.60%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

1	NAMES OF REPORTING PERSONS: Investors Strategic Partners I, Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2614149

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.

	7	SOLE VOTING POWER:

NUMBER OF		192,782

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		192,782

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	192,782

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.18%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

Xponential, Inc.
SCHEDULE 13D
Item 1. Security and Issuer
     The class of securities to which this statement relates is the common stock, par value $0.01 per share (the “Common Stock”), of Xponential, Inc., formerly PawnMart, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices located at 6400 Atlantic Boulevard, Suite 190, Norcross, Georgia 30071.
Item 2. Identity and Background
          (a) This statement is being filed by Investors Strategic Partners I, Ltd. and the directors and officers of its general partner, Jeffrey A. Cummer and Dwayne A. Moyers (collectively, the “Reporting Persons”).
          (b) Investors Strategic Partners I, Ltd. is a Texas limited partnership that operates a hedge fund. Its principal business and office is located at 4800 Overton Plaza, Suite 300, Fort Worth, Texas 76109.
          (c) Jeffrey A. Cummer is Vice President and a director of the Issuer. His business address is 4800 Overton Plaza, Suite 300, Fort Worth, Texas 76109. Mr. Cummer is currently employed as president of the SMH Capital Advisors, Inc. — Fort Worth Division of Sanders Morris Harris Inc., a wholly-owned subsidiary of Sanders Morris Harris Group, Inc., located at 5599 San Felipe, Suite 555, Houston, Texas 77056. Mr. Cummer is a United States citizen.
          (d) Dwayne A. Moyers is Chairman of the Board, Chief Executive Officer, Vice President and a director of the Issuer. His business address is 4800 Overton Plaza, Suite 300, Fort Worth, Texas 76109. Mr. Moyers is currently employed as chief investment officer of the SMH Capital Advisors, Inc. — Fort Worth Division of Sanders Morris Harris Inc., a wholly-owned subsidiary of Sanders Morris Harris Group, Inc., located at 5599 San Felipe, Suite 555, Houston, Texas 77056. Mr. Moyers is a United States citizen.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 of the Schedule 13D is amended and supplemented by the addition of the following paragraphs:
     On June 2, 2006 Dwayne A. Moyers purchased from the Issuer an 8% Limited Recourse Secured Convertible Subordinated Note due 2014 in the original principal amount of $40,000.00, which is convertible into shares of Common Stock of the Issuer at an initial conversion price of $10.00 per share (4,000 shares). On June 9, 2006 Mr. Moyers purchased from Jeffrey A. Cummer 102,427 shares of Series B Preferred Stock of the Issuer at $7.23 per share, which are convertible into shares of Common Stock at 1:3.43997248 (352,346 shares).

Item 4. Purpose of Transaction
     The Reporting Persons do not have any plans or proposals which relate to or would result in:
          (a) the acquisition or disposition of any additional securities of the Issuer, except that the Reporting Persons may make additional purchases or sales of Common Stock in open-market or privately negotiated purchases and may acquire additional shares under the Plan and the Stock Option Plan.
          (b) any extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary.
          (c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary.
          (d) any change in the present Board of Directors or management of the Issuer.
          (e) any material change in the present capitalization or dividend policy of the Issuer.
          (f) any material change in the Issuer’s business or corporate structure.
          (g) changes in the Issuer’s charter, bylaws or other actions which may impede the acquisition or control of the Issuer by any person.
          (h) any class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association.
          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.
          (j) any action similar to those enumerated above.
Item 5. Interest in Securities of the Issuer
          (a) Investors Strategic Partners I, Ltd. is the beneficial owner of 192,782 shares of Common Stock (approximately 7.18% of the total number of shares of Common Stock outstanding) as of June 9, 2006 over which it has sole voting and dispositive power. Jeffrey A. Cummer is the beneficial owner of 316,669 shares of Common Stock (approximately 11.67% of the total number of shares of Common Stock outstanding) as of June 9, 2006. He has sole voting and dispositive power over 123,887 shares and shares voting and dispositive power over 192,782 shares. Dwayne A. Moyers is the beneficial owner of 848,873 shares of Common Stock (approximately 27.60% of the total number of shares of Common Stock outstanding) as of June 9, 2006. He has sole voting and dispositive power over 656,091 shares and shares voting and dispositive power over 192,782 shares. Mr. Cummer and Mr. Moyers, as the sole directors of the general partner of Investors Strategic Partners I, Ltd., share voting and dispositive power with respect to the 192,782 shares beneficially owned by Investors Strategic Partners I, Ltd.
          (b) The Reporting Persons do not know of any person who has a right to receive or the power to direct receipt of dividends or proceeds from the sale of such securities of the Issuer.
          (c) During the sixty (60) days period prior to the filing, the Reporting Persons had the following transactions in the Issuer’s Common Stock: On June 2, 2006 Dwayne A. Moyers purchased from the Issuer an 8% Limited Recourse Secured Convertible Subordinated Note due 2014 in the original principal amount of $40,000.00, which is convertible into shares of Common Stock of the Issuer at an initial conversion price of $10.00 per share (4,000 shares). On June 9, 2006 Mr. Moyers purchased from Jeffrey A. Cummer 102,427 shares of Series B Preferred Stock of the Issuer at $7.23 per share, which are convertible into shares of Common Stock at 1:3.43997248 (352,346 shares).
          (d) Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, Mr. Cummer and Mr. Moyers disclaim beneficial ownership of 192,782 shares of Common Stock of the Issuer held by the limited partnership of which they are directors and officers of its general partner.
Item 7. Material to be Filed as Exhibits
1	Agreement and Plan of Merger between PawnMart, Inc. and C/M Holdings, Inc. dated August 1, 2002 (1)

2	PawnMart, Inc. 2003 Stock Option Plan (2)

3	Amendment Number One to PawnMart, Inc. 2003 Stock Option Plan (3)

4	PawnMart, Inc. 2003 Stock Incentive Plan (2)

5	Amendment Number One to PawnMart, Inc. 2003 Stock Incentive Plan (4)

6	PawnMart, Inc. Capital Incentive Program dated January 1, 2003 adopted by the Company’s Board of Directors on December 16, 2002 (5)

7	Amendment Number One to PawnMart, Inc. Capital Incentive Program (4)

8	Xponential, Inc. 2005 Stock Purchase Plan (6)

9	First Amendment to Xponential, Inc. 2005 Stock Purchase Plan (7)

10	Joint Filing Agreement (8)

(1)	Filed with the Issuer’s Current Report on Form 8-K for event dated August 30, 2002.

(2)	Filed as an exhibit to the Issuer’s Definitive Proxy Statement filed on January 28, 2003.

(3)	Filed as an exhibit to the Issuer’s Registration Statement on Form S-8 filed on April 16, 2003.

(4)	Filed as an exhibit to the Issuer’s Registration Statement on Form S-8 filed on April 16, 2003.

(5)	Filed as an exhibit to the Issuer’s Quarterly Report on Form 10-QSB filed on February 14, 2003.

(6)	Filed as an exhibit to the Issuer’s Current Report on Form 8-K filed on May 5, 2005.

(7)	Filed as an exhibit to the Issuer’s Definitive Proxy Statement filed on October 3, 2005.

(8)	Filed with the Schedule 13D dated August 30, 2002 filed by the Reporting Persons on November 27, 2002.

SIGNATURES
     After reasonable inquiry and to the best of their knowledge and belief, the persons below certify that the information set forth in this statement is true, complete and correct.
     Dated: June 9, 2006

Investors Strategic Partners I, Ltd.

By:	Hulen Capital Partners, Inc.,
General Partner

	By:	/s/ Jeffrey A. Cummer
Jeffrey A. Cummer, President

/s/ Jeffrey A. Cummer
Jeffrey A. Cummer

/s/ Dwayne A. Moyers
Dwayne A. Moyers